# Form 10

## GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

# BUTTE HIGHLANDS, INC.
**(Name of Small Business Issuer in its charter)**

**State of Delaware**
**(State or other jurisdiction of incorporation or organization)**
**81-0409475**
**(I.R.S. Employer Identification No.)**

**P.O. Box 99**
**Liberty Lake, Washington**
**(Address of principal executive offices)**

**99019**
**(Zip Code)**

**Issuer's telephone number (including area code)  (509) 979-3053**

**Securities to be registered under Section 12(b) of the Act.**

**Title of each class**
**None**

**Name of each exchange on which each class is to be registered:**
**Not Applicable**

**Securities registered under Section 12(g) of the Act:  Class A Common Stock**
**(Title of class)**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12-b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ (Do not check if a smaller reporting company) | Smaller reporting company | ☒ |

# PART I

## ITEM 1.  DESCRIPTION OF BUSINESS

### History

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. We reorganized in October 1996 for the purpose of acquiring and developing mineral properties. As of the date of reorganization, stockholders representing approximately 76% of the outstanding capital stock could not be located. In order to obtain the quorum necessary for the special meetings, we obtained an order from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located. See Note 5 to financial statements.

As of May 17, 2007 the Company no longer holds any mineral properties or claims. The Board of Directors intends to seek out an appropriate business opportunity and has not limited its search to any particular industry. Management believes it can identify opportunities in several sectors and will proceed with the appropriate diligence to create value for the shareholders. Our  business is conducted from the office of our President, Paul Hatfield, in Spokane, Washington.

Because we have no operations and only nominal assets we are what the Securities and Exchange Commission  defines as  a shell company. At such time as we cease to be a shell company we will need to file a Form 8-K that contains the information that would be required in an initial registration statement on Form 10 or Form 10SB to register a class of securities under Section 12 of the Securities Exchange Act of 1934. We will be required to file the Form 8-K within four business days after the closing of the transaction that results in our no longer being considered a shell company

We are registering our shares under the Securities Exchange Act of 1934 (the "Exchange Act") for the purpose of becoming a reporting company.  The Company believes that it will be better able to finance its operations if it is a reporting company.  Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised OTC Bulletin Board.

### Risk Factors

The Company's business is subject to numerous risk factors, including the following:

- Because the Company was historically engaged in the mineral exploration industry, there exists the possibility that the Company may have environmental liability.  Management has no knowledge of any actions of the Company that might give rise to such potential liability, but there can be no assurance that the Company may not at some future date be deemed to have environmental liabilities.

- The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources.  You should not rely on an investment in our common stock to

provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future.

- Our common stock is quoted on the Pink Sheets. Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system or a stock exchange such as the Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

- Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

- Because the Company is a shell company, shareholders holding unregistered shares of the Company's common stock will not be able to avail themselves of Rule 144 for the resale of such restricted securities.

- Restrictions on the resale of restricted shares of the Company's common stock due to its shell company status may make it difficult, more expensive or impossible for the Company to finance any business opportunity.

- The Company will be required to file current "Form 10 information" with the Securities and Exchange Commission within four days of any business acquisition. This may increase the cost of such an acquisition or preclude some business opportunities entirely.

- Until such time as the Company ceases to be shell Company it will be required to comply with Rule 419 under the Securities Act of 1933. This rule governs the offering of securities by "blank check" companies. Our Company is deemed to be a "blank check" because it is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and is issuing "penny stock." Rule 419 imposes additional requirements on a blank check company which seeks to offer its securities . Compliance with Rule 419 may make any such contemplated offering more expensive to the Company, more difficult to find potential investors and more time consuming to effect a business transaction. Such requirements include the escrow of the proceeds of any offering, the obligation of the Company to provide, and the right of the purchaser to receive, information regarding an acquisition, including the requirement that purchasers confirm in writing their investment in the Company after an acquisition candidate is identified and the probable requirement of a post-effective amendment to the offering document setting forth information about the acquisition target that would be required in the applicable form of registration statement. Compliance with Rule 419 will increase the cost of any such offering, may make investment in the Company less attractive to certain investors and may make the Company less attractive to potential acquisition candidates.

## Employees

We currently have no employees.  We intend to utilize the services of outside consultants and contractors to provide additional services to the Company.

## Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential.  The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company.

## Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation.  It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

**ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. The Company is inactive, having sold the last of its mining claims in 2007.

We intend to  acquire an interest in a business seeking the perceived advantages of a publicly registered corporation.  We will not restrict our search to any specific business or industry, and the Company may participate in a business venture of virtually any kind or nature. The Company may seek a business opportunity with an entity which has recently commenced operations, wishes to utilize the public marketplace in order to raise additional capital to expand into new products or markets, develop a new product or service, or for other corporate purposes.  The Company may acquire assets and/or establish subsidiaries in various businesses, or acquire existing businesses as subsidiaries.  Business opportunities may be available in many different industries at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management of the Company, while not experienced in matters relating to the new direction of the Company, will rely primarily upon their own efforts to accomplish the business purposes.  The Company does not anticipate a significant change in the number of employees during the next 12 months. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel, will be utilized to effectuate its business purposes described herein. During the next twelve months, the Company expects to be able to satisfy its cash requirements, and does not foresee the need to raise additional capital during this period.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration, it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board.  The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

**Year ended December 31, 2008 compared to year ended December 31, 2007.**

*Result of Operations*

During 2008, the Company had a net loss of $46,619 compared to net income of $346,964 during 2007.  This represents an decrease of $393,583 over the year ended December 31, 2007. This decrease is due to the sale of the mining claims, which occurred in 2007.

Total operating expenses increased to $51,359 in 2008 from $33,392 in 2007.  The increase is primarily due to professional fees incurred in connection with the preparation of this Registration Statement and an increase of general and administrative fees in the amount of $11,753.

*Liquidity and Capital Resources*

The Company's working capital at December 31, 2008 was $233,531 compared to working capital of $279,775 at December 31, 2007. Working capital decreased primarily due to the current year expenses and the fact that the Company had no income from operations.

Net cash used in operating activities was $103,655 in 2008 compared with $142,335 in 2007. This decrease is primarily due to the decrease in income taxes expensed.
Cash flow from investing activities was $0 404,457 in 2008 compared to $404,457 in 2007. The decrease was due to the cash received from the sale of mining claims in 2007.

Cash flow from financing activities was $0 in 2008 compared with $35,000 in 2007. This decrease was due to no financing activities in 2008 and the proceeds from the exercise of stock options in 2007.

As a result, cash decreased by $103,655 in 2008. The Company had cash of $237,043 as of December 31, 2008. It will not be necessary for the Company to raise additional capital to continue its business activities in 2009.

**Off-Balance Sheet Arrangements**

There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements.

## ITEM 3. DESCRIPTION OF PROPERTY

The Company does not hold an interest in any properties. The Company historically owned and operated mining properties near Butte, Montana. Operation of these properties was suspended in 1942. During 1993, the Company entered into a lease with options to sell the properties to Orvana Resources Corporation ("ORC") and Orvana Minerals Corporation ("OMC"), a Canadian Corporation. The agreement also provided for a lease with an option to purchase eight patented lode-mining claims and 109 unpatented mining claims together with all mineral and other rights. The total option price was $2,000,000 in Canadian currency with cash and stock received annually in agreed upon amounts.

During December 1998, the Company amended the lease option with ORC and OMC to a total option price of $1,685,000 in Canadian Currency. During the year ended December 31, 2000, negotiations to amend the lease failed and final payment was received during the year ended December 31, 2002 in the amount of $31,087. On May 17, 2007 the Company sold all of its remaining mining claims, consisting of eight patented claims and eight unpatented claims to Timberline Resources.

## ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of common stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

## Security Ownership of Certain Beneficial Owners

The following table sets forth information as of March 12, 2009, regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

| Title of Class | Name of Beneficial Owner | Amount | Percent of Class (1) |
|---|---|---|---|
| Class A Common | Paul A. Hatfield | 875,566 | 66.43 |

(1)      Based on 1,317,948 shares of Class A Common Stock issued and outstanding

## Security Ownership of Management

The following table sets forth certain information as of March 12, 2009, regarding the number and percentage of shares of Class A Common Stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

| Title of Class | Name & Address of Beneficial Owner | Amount & Nature of Beneficial Ownership | Percent of Class[1] |
|---|---|---|---|
| Common | Paul A. Hatfield 18210 N. Lidgerwood Colbert, WA 99005 | 875,566 | 66.43 |
| Common | Susan Robinson 4390 San Gabriel Dr. Reno, NV  89502 | 14,000 | 1.06 |
| | Total of all executive officers and directors (3 individuals) | 889,566 | 67.49 |

(1)      Based on 1,317,948 shares of Class A Common Stock issued and outstanding
.

## Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

## ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

### Executive Officers and Directors

The following information is provided as of March 12, 2009 with respect to each executive officer and director of the Company:

| Name | Age | Position |
| --- | --- | --- |
| Paul A. Hatfield | 46 | Director and President |
| Susan Ann  Robinson –Trudell | 48 | Director and Vice President |
| Doris Marie Prater | 83 | Director and Secretary |

**Paul A. Hatfield** has been a Director of the Company since 1986. From 1986 to 1991 Mr. Hatfield served as the Company's Vice President and has served as the President of the Company since 1991. From 1989 to 2003 Mr. Hatfield served as the Vice-President of Mining for N. A. Degerstrom, Inc. From April 2003 until May, 2005 Mr. Hatfield was employed as  a project manager for Old Castle Corporation. From May 2005 to the present Mr, Hatfield has been employed by Spokane Rock Products, Inc as the Asphalt Manager. Mr. Hatfield is a graduate of  Montana Tech of the University of Montana with a Bachelor of Science degree.

**Susan Ann  Robinson –Trudell** has been a Director and Vice-President of the Company since 1991. Since 2004, Ms. Robinson –Trudell has been the Director of the Nevada Cancer Institute From 1997to 2004  she served as the Executive Director of the American Cancer Society. Ms. Robinson –Trudell is graduated from the University of California at Santa Barbara with a Bachelor of Arts Degree. She received her M.B.A. from the University of Nevada and is currently enrolled in post-graduate study at Duke University. Ms. Robinson-Trudell is the sister of Paul Hatfieled, the President of the Company.

**Doris Marie Prater** has been a Director of the Company since 1984. For the past twenty-five years Ms. Prater has been employed as a secretary by Opportunities, Inc. a privately held company in Great Falls, Montana.

### Board Committees

The entire Board of Directors presently serves as our Audit, Nominating and Compensation Committees and will continue to serve in such capacity until said committees are established.  We have not yet adopted a Code of Ethics for our Executive Officers but intend to do so during the second quarter of 2009.

### Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by

Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

**Legal Proceedings**

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

**ITEM 6.  EXECUTIVE COMPENSATION**

Doris Prater and Susan Robinson-Trudell each received a $500 annual directors' fee during 2007 and 2008. Mr. Hatfield receives no compensation for serving as a director of the Company.

**ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

Neither Paul A. Hatfield nor Susan Robinson-Trudell are independent directors. Doris Prater is the only independent member of the Board of Directors.

**ITEM 8.  DESCRIPTION OF SECURITIES**

Upon formation in 1929, the Company issued 1,500,000 shares of its common stock in exchange for mineral claims. During 1937, the Company's total authorized common stock was increased to 2,500,000 under a reorganization plan.

During 1996, due to a long period of inactivity, stockholders representing approximately 76% of the outstanding common stock of the Company could not be located. The Company obtained an order from the Superior Court of Spokane County, Washington appointing a "trustee for the benefit of those stockholders who cannot be located". After obtaining this order, the Company adopted a plan of reorganization. Under this plan of reorganization, the Company increased authorized common stock to 25,000,000 shares of which 23,292,907 were designated as Class A Common Stock (voting) and 1,707,093 were designated as Class B common stock (nonvoting). All of the Company's locatable stockholders received share-for-share Class A Common Stock. All of the Company's unlocated stockholders received share-for-share Class B Common Stock, which is held in trust for missing shareholders pending knowledge of their location. There are currently 1,317,948 shares of Class A Common Stock and 1,663,941 shares of Class B Common Stock issued and outstanding.

All of the Class A Common Stock authorized has equal voting rights and powers without restrictions in preference.  All shares of Class A Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of Class A Common Stock are entitled to one

vote for each share of Class A Common Stock owned at any shareholders' meeting. Holders of shares of Class A Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

If a previously unlocated recorded owner or beneficiary of a record owner is subsequently located, they must present satisfactory evidence and presentation of a share certificate or an "Affidavit of Loss" with an agreement to indemnify the Company for any future damage as a result of the certificate having been sold or transferred but not lost. Upon satisfaction of these requirements, Class A Common Stock will be issued share-for-share in exchange for the Class B Common Stock. The relevant shares of Class B nonvoting common stock will then be cancelled.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our Class A Voting Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares of Class A Voting Common Stock voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

### Transfer Agent

We utilize the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as our transfer agent and registrar.

## PART II

### ITEM 1.  MARKET PRICE OF COMMON EQUITY AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is quoted on the over-the-counter market in the Pink Sheets with the symbol BTHI. The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2007.  The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

| Fiscal Year | High Closing | Low Closing |
|---|---|---|
| 2007: | | |
| First Quarter | .08 | .08 |
| Second Quarter | .35 | .08 |
| Third Quarter | .35 | .35 |
| Fourth Quarter | .35 | .35 |
| 2008: | | |
| First Quarter | .35 | .35 |
| Second Quarter | .35 | .35 |
| Third Quarter | .35 | .25 |
| Fourth Quarter | .25 | .25 |

### Holders

As of March 12, 2009, there were approximately 109 shareholders of record of the Company's Class A Common Stock.

**Dividends**

We have never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

## ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

## ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

## ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2007, the Company issued an aggregate of 500,000 shares of Class A Common Stock to two directors for $35,000 in cash, pursuant to the exercise of outstanding stock options.

## ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation provide that to the full extent that the Delaware General Corporation Law, as now existing or as it may be amended at a future date, permits the limitation or elimination of the liabilities of directors, a director of the corporation shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; However, this does not limit or eliminate the liability of a director of the Company for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law or for any transaction for which such director derived an improper personal benefit. Any amendment to or repeal of the Articles of Incorporation shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

We have the power to indemnify a director, officer, or former director or officer of the Company, or any person who may have served at our request as a director or officer of another corporation, against expenses actually and reasonably incurred by such person in connection with the defense of any action, suit or proceeding, civil or criminal, in which he or she becomes a party by reason of being or having been such director or officer, to the full extent permitted by the Delaware General Corporation Law and our Bylaws, as now existing or amended at a future date.

The Company, to the full extent permitted by the Delaware General Corporation Law and our Bylaws, also has the power to enter into an agreement to advance expenses and litigation costs of any director or former director, without making any determination of the director's good faith or reasonable beliefs with regard to the lawfulness of his or her activity. The indemnification so authorized shall not protect or purport to protect any director against liability to the Company or to its stockholders to which her

or she otherwise would be subject by reason of intentional misconduct, a knowing violation of the law or in connection with any transaction with respect to which it is finally adjudged that such director personally received a benefit in money, property or services to which that director was not legally entitled. The indemnification so authorized shall continue in effect as it relates to all acts or omissions committed while the director held his or her position, notwithstanding his or her subsequent resignation or removal from that position, and the indemnification shall inure to the benefit of the heirs, executors and administrators of that person or his or her estate.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

**TO THE BOARD OF DIRECTORS AND STOCKHOLDERS**
Butte Highlands Mining Company
**Spokane, Washington**

## REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Butte Highlands Mining Company as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity and comprehensive loss and cash flows for the years then ended and for the period from May 18, 2007 (inception of development stage) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butte Highlands Mining Company as of December 31, 2008 and 2007, and the results of its operations, stockholders' equity and comprehensive loss and its cash flows for the years then ended and for the period from May 18, 2007 (inception of development stage) in conformity with accounting principles generally accepted in the United States of America.

/s/Williams & Webster, P.S.
Williams & Webster, P.S.
*Certified Public Accountants*
Spokane, Washington
March 30, 2009

**BUTTE HIGHLANDS MINING COMPANY**
**(A Development Stage Company)**
**BALANCE SHEETS**

|  | | December 31 2008 | | December 31 2007 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **CURRENT ASSETS** | | | | |
| Cash and cash equivalents | $ | 237,043 | $ | 340,698 |
| Prepaid expense | | 1,000 | | 961 |
| Total Current Assets | | 238,043 | | 341,659 |
| **PROPERTY AND EQUIPMENT** | | | | |
| Equipment | | 4,338 | | 4,338 |
| Less: accumulated depreciation | | (3,777) | | (3,402) |
| Total Property and Equipment | | 561 | | 936 |
| **OTHER ASSETS** | | | | |
| Investments | | 50,760 | | 448,200 |
| Total Other Assets | | 50,760 | | 448,200 |
| **TOTAL ASSETS** | $ | 289,364 | $ | 790,795 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| **CURRENT LIABILITIES** | | | | |
| Accounts payable | $ | 4,512 | $ | - |
| Income taxes payable | | - | | 61,884 |
| Total Current Liabilities | | 4,512 | | 61,884 |
| **COMMITMENTS AND CONTINGENCIES** | | - | | - |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock, Class A, $0.01 par value 23,292,907 shares authorized; 1,317,948 shares issued and outstanding, respectively | | 13,179 | | 13,179 |
| Common stock, Class B, $0.01 par value 1,707,093 shares authorized; 1,663,941 shares issued and outstanding, respectively | | 16,640 | | 16,640 |
| Additional paid-in capital | | 242,632 | | 242,632 |
| Accumulated income prior to development stage | | 476,706 | | 476,706 |
| Accumulated income during development stage | | (299,065) | | (252,446) |
| Other comprehensive income | | (165,240) | | 232,200 |
| Total Stockholders' Equity | | 284,852 | | 728,911 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 289,364 | $ | 790,795 |

The accompanying notes are an integral part of these financial statements.

**BUTTE HIGHLANDS MINING COMPANY**
**(A Development Stage Company)**
**STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS**

| | | 2008 | 2007 | | Period from May 18, 2007 (Inception of Development Stage) to December 31, 2008 |
|---|---|---|---|---|---|
| | | Years Ended December 31, | | | |
| **MINERAL LEASE REVENUES** | $ | - | $ - | $ | 10,000 |
| | | | | | |
| **OPERATING EXPENSES** | | | | | |
| Professional fees | | 33,985 | 27,702 | | 81,697 |
| Depreciation | | 374 | 443 | | 1,722 |
| Officers & directors fees | | 1,000 | 1,000 | | 2,500 |
| General and administrative | | 16,000 | 4,247 | | 26,628 |
| **TOTAL OPERATING EXPENSES** | | 51,359 | 33,392 | | 112,547 |
| | | | | | |
| **INCOME (LOSS) FROM OPERATIONS** | | (51,359) | (33,392) | | (102,547) |
| | | | | | |
| **OTHER INCOME (EXPENSES)** | | | | | |
| Interest income | | 5,293 | 697 | | 6,846 |
| Interest expense | | (553) | - | | (553) |
| Gain on sale of mining claims | | - | 601,378 | | 601,378 |
| **TOTAL OTHER INCOME (EXPENSES)** | | 4,740 | 602,075 | | 607,671 |
| | | | | | |
| **INCOME (LOSS) BEFORE TAXES** | | (46,619) | 568,683 | | 505,124 |
| | | | | | |
| **INCOME TAXES** | | | | | |
| Income tax benefit | | - | (50,186) | | - |
| Tax expense | | - | (171,533) | | (173,036) |
| | | - | (221,719) | | (173,036) |
| | | | | | |
| **NET INCOME (LOSS)** | $ | (46,619) | $ 346,964 | $ | 332,088 |
| | | | | | |
| **OTHER COMPREHENSIVE INCOME (LOSS)** | | | | | |
| Unrealized gain (loss) on available for sale securities | | (397,440) | 232,200 | | |
| | | | | | |
| **COMPREHENSIVE INCOME** | | (444,059) | 579,164 | | 332,088 |
| | | | | | |
| | | | | | |
| NET LOSS PER COMMON SHARE, BASIC AND DILUTED | | (0.02) | $ 0.21 | | |
| | | | | | |
| WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED | | 2,981,889 | 2,815,222 | | |

The accompanying notes are an integral part of these financial statements.

**BUTTE HIGHLANDS MINING COMPANY**
**(A Development Stage Company)**
**STATEMENT OF STOCKHOLDERS' EQUITY**

| | Common Stock | | | | Additional | | Other | Total |
|---|---|---|---|---|---|---|---|---|
| | Class A | | Class B | | Paid-in | Accumulated | Comprehensive | Stockholders |
| | Shares | Amount | Shares | Amount | Capital | Income | Income | Equity |
| Balance, December 31, 2006 | 817,948 $ | 8,179 $ | 1,681,560 $ | 16,816 $ | 212,506 $ | (122,704) $ | - $ | 114,797 |
| Class A common stock issued for cash at $0.07 per share | 500,000 | 5,000 | | | 30,000 | | | 35,000 |
| Net income for year ending December 31, 2007 | - | - | - | - | - | 346,964 | 232,200 | 579,164 |
| Balance, December 31, 2007 | 1,317,948 $ | 13,179 $ | 1,681,560 $ | 16,816 $ | 242,506 $ | 224,260 $ | 232,200 $ | 728,961 |
| Adjustment | | | (17,619) | (176) | 126 | | | - |
| Net income for year ending December 31, 2008 | - | - | - | - | - | (46,619) | (397,440) | (444,059) |
| Balance, December 31, 2008 | 1,317,948 $ | 13,179 $ | 1,663,941 $ | 16,640 $ | 242,632 $ | 177,641 $ | (165,240) $ | 284,902 |

The accompanying notes are an integral part of these financial statements.

**BUTTE HIGHLANDS MINING COMPANY**
**(A Development Stage Company)**
**STATEMENTS OF CASH FLOWS**

| | | Years Ended December 31, | | | Period from May 18, 2007 (Inception of Development Stage) to December 31, |
|---|---|---|---|---|---|
| | | 2008 | | 2007 | 2008 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | | |
| Net income (loss) | $ | (46,619) | $ | 346,964 | 302,313 |
| Adjustments to reconcile net income (loss) to net cash | | | | | |
| provided (used) by operating activities: | | | | | |
| Depreciation | | 374 | | 443 | 733 |
| Gain on sale of mining claims | | - | | (601,378) | (601,378) |
| Changes in assets and liabilities: | | | | | - |
| Decrease (increase) in prepaid expense | | (39) | | - | (39) |
| Decrease (increase) in deferred tax asset | | - | | 50,186 | 50,830 |
| Increase (decrease) in accounts payable | | 4,513 | | (434) | 4,513 |
| Increase (decrease) in income taxes payable | | (61,884) | | 61,884 | - |
| Net cash used by operating activities | | (103,655) | | (142,335) | (243,028) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | | |
| Cash paid for equipment purchased | | - | | (543) | (543) |
| Cash received for mining claims | | - | | 405,000 | 405,000 |
| Net cash used by investing activities | | - | | 404,457 | 404,457 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | | |
| Cash received from sale of common stock | | - | | 35,000 | 35,000 |
| Net cash used by financing activities | | - | | 35,000 | 35,000 |
| **DECREASE IN CASH AND CASH EQUIVALENTS** | | (103,655) | | 297,122 | 196,429 |
| | | | | | |
| **Cash, beginning of period** | | 340,698 | | 43,576 | 40,614 |
| **Cash, end of period** | $ | 237,043 | $ | 340,698 | 237,043 |
| | | | | | |
| **SUPPLEMENTAL CASH FLOW INFORMATION:** | | | | | |
| Interest paid | $ | - | $ | - | |
| Income taxes paid | $ | - | $ | - | |
| | | | | | |
| **NON-CASH INVESTING AND FINANCING ACTIVITIES:** | | | | | |
| Investment received for mining claims | $ | - | $ | 216,000 | |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. The Company was reorganized in October 1996 for the purpose of acquiring and developing mineral properties. As of the date of reorganization, stockholders representing approximately 76% of the outstanding capital stock could not be located. In order to obtain the quorum necessary for the special meetings, the Company obtained an order from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located. See Note 5.

As of May 17, 2007 the Company no longer holds any mineral properties or claims, and has reentered the development stage. The Board of Directors intends to seek out an appropriate business opportunity and has not limited its search to any particular industry. Management believes it can identify opportunities in several sectors and will proceed with the appropriate diligence to create value for the shareholders. Operations are primarily conducted from the Company headquarters in Spokane, Washington.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Butte Highlands Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Marketable Securities
The Company accounts for marketable securities in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, debt securities and equity securities that have readily determinable fair values are to be classified in three categories:

Held to Maturity – the positive intent and ability to hold to maturity. Amounts are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts.

Trading Securities – bought principally for purpose of selling them in the near term. Amounts are reported at fair value, with unrealized gains and losses included in earnings.

Available for Sale – not classified in one of the above categories. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of stockholders' equity.

At this time, the Company holds securities classified as available for sale. See "Note 4, Investments" for further details.

Earnings Per Share
Basic net income/loss per share was computed by dividing the net income/loss by the weighted average number of shares outstanding during the year.  The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding.

Cash Equivalents
The Company considers cash, certificates of deposit, and debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk
The Company maintains its cash in one commercial account at a major financial institution. Although the financial institution is considered creditworthy and has not experienced any losses on its deposits, at December 31, 2008 and December 31, 2007 the Company's cash balance exceeded Federal Deposit Insurance Corporation (FDIC) limits by $0 and $240,698     respectively.

Impaired Asset Policy
In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lives Assets" (SFAS No. 144").  SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."  This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations.  Statement 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.  The Company adopted SFAS 144, which has not had a material impact on the financial statements.

Property and Equipment
Fixed assets are recorded at cost.  Depreciation is provided using the straight line method over the estimated useful lives of the assets.  Maintenance and repairs are charged to expense as incurred.  Major renewals and betterments are capitalized.  When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.  Depreciation expense for the periods ended December 31, 2008 and 2007 was $374 and $443, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Fair Value of Financial Instruments

The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2008.

SFAS No. 157, "Fair Value Measurements("SFAS 157), define fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little of no market data, which require the reporting entity to develop its own assumptions.

The Company measures its investments at fair value on a recurring basis. See Note 4

The following table represents our assets by level measured at fair value on a recurring basis at December 31, 2008.

| Description | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments | $ 50,760 | $ - | $ - |

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2008 and 2007, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensations." (SFAS 123R) This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has adopted SFAS No. 123(R) which measures compensation costs based on the estimated fair value of the award and recognizes cost over the service period.

Recent Accounting Pronouncements

In May, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" (SFAS 163). This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how FASB No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise's risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The adoption of this statement will have no effect on the Company's financial condition or results of operations, as it is does it is not an Insurance Enterprise.

In May, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The sources of accounting principles that are generally accepted are categorized in descending order of authority as follows:

a. FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b. FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c. AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of *EITF Abstracts* (EITF D-Topics)

d. Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

The adoption of this statement will have no material effect on the Company's financial condition or results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (SFAS No. 161). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements", this statement requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations", (SFAS No. 141R"). This statement changes the accounting for business combinations. Under this statement, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This statement changes the accounting treatment and disclosure for certain specific items in a business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing generally accepted accounting principles (GAAP) until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (hereinafter "SFAS No. 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. The adoption of this statement had no material effect on the Company's financial condition or results of operations

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (hereinafter "SFAS No. 109"). Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset. See Note 8.

## NOTE 3 - MINING CLAIMS

The Company historically owned and operated mining properties near Butte, Montana. Operation of these properties was suspended in 1942. During 1993, the Company entered into a lease with options to sell the properties to Orvana Resources Corporation ("ORC) and Orvana Minerals Corporation ("OMC"), a Canadian Corporation. The agreement also provided for a lease with an option to purchase eight patented lode-mining claims and 109 unpatented mining claims together with all mineral and other rights. The total option price was $2,000,000 in Canadian currency with cash and stock received annually in agreed upon amounts.

During December 1998, the Company amended the lease option with ORC and OMC to a total option price of $1,685,000 in Canadian currency. During the year ended December 31, 2000, negotiations to amend the lease failed and final payment was received during the year ended December 31, 2002 in the amount of $31,087. The Company recognized revenue from this lease as it was received.

On May 17, 2007 the Company sold all of its remaining mining claims, consisting of eight patented claims and eight unpatented claims to Timberline Resources. The Company received $405,000 in cash and 108,000 shares of Timberline Resources common stock valued at $2.00 per share, for a total sale price of $621,000. The sale resulted in a gain of $601,378. The securities were restricted from sale for one year from the date of acquisition of May 17, 2007.

## NOTE 4 - INVESTMENTS

The Company holds securities classified as available for sale. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of stockholders' equity.

Unrealized gains and losses are recorded on the income statement as other comprehensive income (loss) and also on the balance sheet as other comprehensive income. The Company recognized an unrealized loss for the year ended December 31, 2008 of $397,440 and an unrealized gain for the year ended December 31, 2007 of $232,200.

The following summarizes the securities available for sale at December 31, 2008.

| Security | # of Shares | Cost | Market Value |
|---|---|---|---|
| Timberline Resources | 108,000 | $216,000 | $50,760 |

The fair value of securities is determined by quoted market prices.

## NOTE 5 – COMMON STOCK

Upon formation in 1929, the Company issued 1,500,000 shares of its common stock in exchange for mineral claims. During 1937, the Company's total authorized common stock was increased to 2,500,000 under a reorganization plan.

During 1996, due to a long period of inactivity, stockholders representing approximately 76% of the outstanding common stock of the Company could not be located. The Company obtained an order from the Superior Court of Spokane County, Washington appointing a "trustee for the benefit of those stockholders who cannot be located". After obtaining this order, the Company adopted a plan of reorganization. Under this plan of reorganization, the Company increased authorized common stock to 25,000,000 shares of which 23,292,907 were designated as Class A voting common stock and 1,707,093 were designated as Class B nonvoting common stock. All of the Company's locatable stockholders received share-for-share Class A voting common stock. All of the Company's unlocated stockholders received share-for-share Class B nonvoting common stock, which is held in trust for missing shareholders pending knowledge of their location.

If a previously unlocated recorded owner or beneficiary of a record owner is subsequently located, they must present satisfactory evidence and presentation of a share certificate or an "Affidavit of Loss" with an agreement to indemnify the Company for any future damage as a result of the certificate having been sold or transferred but not lost. Upon satisfaction of these requirements, Class A voting common stock will be issued share-for-share in exchange for the Class B nonvoting common stock. The relevant shares of Class B nonvoting common stock will then be cancelled. As of December 31, 2008 and 2007, there were 1,317,948 and 1,317,948 shares of Class A voting coming stock issued and outstanding, respectively  and 1,663,941shares of Class B nonvoting common stock issued and outstanding.

During the year ended December 31, 2007, the Company issued 500,000 shares of Class A common stock to two directors for $35,000 in cash, according to the Company's stock option plan.

During the year ended December 31, 2008, the Company did not issue any shares of common stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company utilized office facilities provided by its president. The value of the office facilities provided by the Company's president is nominal and immaterial to the financial statements.

Two of the Company's directors were paid $1,000 and $1,000 for services to the Company during the period ended December 31, 2008 and December 31, 2007, respectively.

## NOTE 7 – COMMON STOCK OPTIONS

During September 1996, the Company's stockholders approved a stock option plan whereby directors, officers and key employees may purchase 500,000 shares of Class A voting common stock at $0.07 per share.  Although the Company's outstanding options would have expired on September 30, 2003, the Company's stockholders voted to extend the options for an additional four years.  All outstanding options were exercised on May 30, 2007.

## NOTE 8 – INCOME TAXES

The following is a reconciliation of income tax, computed at federal statutory rate, to the provision taxes for the periods ended December 31, 2008 and December 31, 2007.

|  | 2008 | | 2007 | |
| --- | --- | --- | --- | --- |
|  | Amount | Percent | Amount | Percent |
| Federal tax (benefit) | 7,000 | 15.0% | $26,824 | 34.0% |
| MT state tax (benefit) | 3,000 | 6.5% | 5,128 | 6.5% |
| Valuation allowance | (10,000) | 21.5% | (31,952) | 40.5% |
| Net deferred tax asset | - | - | - | - |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Capital loss carryforwards of approximately $79,000 expired in the year 2007.

Significant components of the deferred tax assets for the years ended December 31, 2008 and 2007 are as follows:

|  | 2008 | 2007 |
| --- | --- | --- |
| Net operating loss carryforwards | 46,600 | - |
| Capital loss carryforwards | - | 79,000 |
| Deferred tax asset | 10,000 | 31 952 |
| Valuation allowance for deferred asset | (10,000) | (31,952) |
| Net deferred tax asset | - | - |

Effective November 1, 2007, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operation or liquidity.

**NOTE 9 – CORRECTION OF AN ERROR**

The Company discovered that it had mistakenly presented the total shares outstanding of Class A and Class B common stock. The Class A shares were understated by 5,000 shares and the Class B shares were overstated by 17,619 shares. There correction had no effect on net income.

# PART III

## ITEM 1.  INDEX TO EXHIBITS.

| Exhibit Number | Description of Document |
| --- | --- |
| 3.1 | Articles of Incorporation and Certificate of Incorporation of Butte Highlands Mining Company Dated May 3, 1929 |
| 3.2 | Certificate of Amendment to Certificate of Incorporation of Butte Highlands Mining Company Dated March 27, 1937 |
| 3.3 | Amended and Restated Articles of Incorporation of Butte Highlands Mining Company Dated October 2, 1996 |
| 3.4 | Bylaws of Butte Highlands Mining Company |

## SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 29, 2009.

BUTTE HIGHLANDS MINING COMPANY

/s/ Paul A. Hatfield

By: _____

Paul A Hatfield, President

Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

BUTTE HIGHLANDS MINING COMPANY

FIRST. The name of this corporation is
BUTTE HIGHLANDS MINING COMPANY.

SECOND. Its principal office in the State of Delaware is to be located at 900 Market Street, in the City of Wilmington, County of New Castle, and the name and address of its resident agent is CORPORATION SERVICE COMPANY, 900 Market Street, Wilmington, Delaware.

THIRD. The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all of the things herein mentioned, as fully and to the same extent as natural persons might or could do, viz:

Mining in all its branches, together with the milling, concentrating, smelting, treatment, and reduction of ores and minerals, including the right to locate, purchase, lease, own, buy and sell mining property of all kinds and all necessary and proper appliances, machinery, buildings and everything necessary to carry on the business of mining and

treating ores; also to locate or purchase water rights for power, irrigation and flume purposes; to buy, lease, option, own, sell and deal in any and all classes of real and personal property, easements, franchises, rights of way, patent rights, water rights and millsites and to own and operate telephone, lumber and mercantile businesses; and to do all things necessary and proper to carry on any business incidental to any of the above mentioned businesses and to do any lawful things which the conducting of any or all of said businesses may require.

To purchase, take, own, hold, deal in, mortgage or otherwise lien and to lease, sell, exchange, transfer or in any manner whatever dispose of real property, situated within or without the State of Delaware.

To manufacture, purchase or otherwise acquire and to hold, own, mortgage, pledge, sell, transfer or in any manner dispose of, and to deal and trade in goods, wares, merchandise and personal property of any and every class and description and wherever situated.

To acquire the good will, rights and property and to undertake the whole or any part of the assets and liabilities, of any person, firm, association or corporation; to pay for the same in cash, the stock of this company, bonds or otherwise; to hold or in any manner to dispose of the whole or any part of the property so purchased; to conduct in any

-3-

lawful manner the whole or any part of any business so acquired and to exercise all the powers necessary or convenient
in and about the conduct and management of such business.

To guarantee, purchase or otherwise acquire, hold,
sell, assign, transfer, mortgage, pledge or otherwise dispose
of shares of the capital stock, bonds or other evidences of
indebtedness created by other corporations and while the
holder of such stock to exercise all the rights and privileges
of ownership, including the right to vote thereon, to the
same extent as a natural person might or could do.

To purchase or otherwise acquire, hold, use, sell
or in any manner dispose of and to grant licenses or other
rights therein and in any manner deal with patents, inven-
tions, improvements, processes, formulas, trade-marks, trade
names, rights and licenses secured under letters patent,
copyrights or otherwise.

To enter into, make and perform contracts of every
kind for any lawful purpose, without limit as to amount, with
any person, firm, association or corporation, town, city,
county, state, territory or government.

To draw, make, accept, endorse, discount, execute and
issue promissory notes, drafts, bills of exchange, warrants,
debentures and other negotiable or transferable instruments.

To issue bonds, debentures or obligations and to secure the same by mortgage, pledge, deed of trust or otherwise.

To purchase, hold, and re-issue the shares of its capital stock.

To carry on any or all of its operations and business and to promote its objects within the State of Delaware or elsewhere, without restrictions as to place or amount.

To carry on any other business in connection therewith.

To do any or all of the things herein set forth to the same extent as natural persons might or could do and in any part of the world, as principals, agents, contractors, trustees or otherwise, alone or in company with others.

The objects specified herein shall, except where otherwise expressed, be in no way limited nor restricted by reference to or inference from the terms of any other clause or paragraph of this certificate of incorporation.

The foregoing shall be construed both as objects and powers and the enumeration thereof shall not be held to limit or restrict in any manner the general powers conferred on this corporation by the laws of the State of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is One Million Five Hundred Thousand (1,500,000) shares of the par value of One Dollar ($1.00) each, amounting to One Million Five Hundred Thousand Dollars ($1,500,000.00).

The minimum amount of capital with which it will commence business is One Thousand Dollars ($1,000.00).

FIFTH. The name and place of residence of each of the incorporators are as follows:

| NAME | RESIDENCE |
|------|-----------|
| S. L. MACKEY | Wilmington, Delaware |
| J. SKRIVAN | Wilmington, Delaware |
| H. KENNEDY | Wilmington, Delaware |

SIXTH. This corporation is to have perpetual existence.

SEVENTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized:-

To make and alter the by-laws;

To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish such reserve; and to authorize and cause to be executed mortgages and liens upon the property and franchises of this corporation;

To designate, by resolution passed by a majority of the whole board, one or more committees, each to consist of two or more directors, which committees to the extent provided in the resolution or in the by-laws of the corporation, shall have and may exercise any or all of the powers of the board of directors in the management of the business and affairs of this corporation and have power to authorize the seal of this corporation to be affixed to all papers which may require it;

From time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the books and accounts of this corporation, or any of them other than the stock ledger, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the corporation, except as conferred by law or authorized by resolution of the directors or of the stockholders.

If the by-laws so provide, the stockholders and directors shall have power to hold their meetings, to have an office or offices and to keep the books of this corporation (subject to the provisions of the statute) outside of the State of Delaware at such places as may from time to time be designated by them.

This corporation may in its by-laws confer powers additional to the foregoing upon the directors, in addition to the powers and authorities expressly conferred upon them by law.

This corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by law and all rights conferred on officers, directors and stockholders herein are granted subject to this reservation.

WE, THE UNDERSIGNED, being all of the incorporators, for the purpose of forming a corporation, in pursuance of an Act of the Legislature of the State of Delaware, entitled "AN ACT PROVIDING A GENERAL CORPORATION LAW," (approved March 10, 1899) and the acts amendatory thereof and supplemental thereto, do make and file this certificate of incorporation hereby declaring and certifying that the facts herein stated are true, and accordingly hereunto have set our respective hands

and seals this third day of May, A. D. 1929.

In the presence of:

    JOHN W. BAILEY

S. L. MACKEY      (SEAL)

J. SKRIVAN      (SEAL)

H. KENNEDY      (SEAL)

STATE OF DELAWARE )
: SS.
COUNTY OF NEW CASTLE )

BE IT REMEMBERED, that on this third day of May,
A. D. 1929, personally appeared before me, the subscriber,
a notary public for the State of Delaware,

S. L. Mackey

J. Skrivan

H. Kennedy

parties to the foregoing certificate of incorporation, known
to me personally to be such and severally acknowledged that
they signed, sealed and delivered the same as their several
voluntary act and deed and that the facts therein stated were
truly set forth.

GIVEN under my hand and seal of office the day and
year aforesaid.

JOHN W. GAILEY

Notary Public

```
**************************************
*     John W. Gailey          *
*       Notary Public         *
*       State of Delaware     *
*   Appointed Jan. 17, 1929   *
*   Term of office 2 years    *
**************************************
```

# State of Delaware



## Office of Secretary of State

I, Charles H. Grantland, Secretary of State of the State of Delaware, do hereby certify that the above and foregoing is a true and correct copy of Certificate of Incorporation of the "BUTTE HIGHLANDS MINING COMPANY", as received and filed in this office the third day of May, A. D. 1929, at 1 o'clock P.M.

In Testimony Whereof I have hereunto set my hand and official seal at Dover this _____fourteenth_____ day of _____May_____ in the year of our Lord one thousand nine hundred and _____twenty-nine_____.



Charles H. Grantland
Secretary of State.

CERTIFIED COPY

OF

CERTIFICATE OF INCORPORATION

OF

BUTTE HIGHLANDS MINING COMPANY

STATE OF MONTANA
DEPARTMENT OF SECRETARY OF STATE

FILED

May __ 1927

At 2:00 o'clock

SECRETARY OF STATE

Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

BUTTE HIGHLANDS MINING COMPANY

---

THIS IS TO CERTIFY: THAT BUTTE HIGHLANDS MINING COMPANY is a corporation created by and existing under the laws of the State of Delaware, the resident agent in charge of its principal office in the State of Delaware being CORPORATION SERVICE COMPANY, 900 Market Street, Wilmington, Delaware;

THAT the board of directors of the said corporation did adopt a resolution setting forth a proposed amendment to its certificate of incorporation, declaring its advisability and calling a meeting of stockholders entitled to vote in respect thereof for the consideration of the said amendment;

THAT said meeting of stockholders was duly called and held in accordance with the by-laws of said corporation and the statutes of the State of Delaware; that at said meeting a vote of the stockholders entitled to vote was

-1-

taken by ballot for and against the proposed amendment, which vote was conducted in accordance with the law by two judges appointed for that purpose;

THAT the stockholders holding a majority of the stock of the said corporation entitled to vote upon the amendment voted in favor of the said amendment, and that the said judges made out a certificate accordingly, and subscribed and delivered it to the secretary of the corporation;

THAT the said amendment is as follows:

That the first paragraph of Section FOURTH of the certificate of incorporation be stricken out and the following inserted in lieu thereof:

FOURTH. The total number of shares of stock which this corporation is authorized to issue is Two Million Five Hundred Thousand (2,500,000) shares of the par value of Ten Cents ($.10) each, amounting to Two Hundred Fifty Thousand Dollars ($250,000).

AND FURTHER THAT the said amendment was duly adopted in accordance with the provisions of Section 26 of the General Corporation Law of the State of Delaware and that the capital of this corporation will not be reduced under or by reason of the said amendment. The capital of

-3-

the corporation is, however, reduced by a certificate of reduction of capital under Section 28 of the law, which is filed simultaneously herewith.

IN WITNESS WHEREOF the said corporation has caused this certificate to be made and signed by its president and secretary and its seal to be affixed hereto this 22nd day of March , 1937.

BUTTE HIGHLANDS MINING COMPANY

By     Frank Cowen
              President

and     Geo. L. Morrison

              Secretary.

```
*********************************************
*     Butte Highlands Mining Company     *
*           Incorporated 1929            *
*                Delaware                 *
*********************************************
```

STATE OF WASHINGTON )
                    )  SS.
COUNTY OF SPOKANE   )

BE IT REMEMBERED that on this 22nd day of March, 1937, before me, the subscriber, a notary public in and for the State and County aforesaid, personally appeared Frank Cowen, President of BUTTE HIGHLANDS MINING COMPANY, the corporation mentioned in the foregoing certificate, known to me and acknowledged the said certificate to be his act and deed and the act and deed of the said corporation, and that the seal thereto affixed was the seal of the said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year hereinabove written.

                                    R. E. LOWE
                                    Notary Public.

# State of Delaware



## Office of Secretary of State

I, **Charles L. Terry, Jr.**, *Secretary of State of the State of Delaware, do hereby certify that the above and foregoing is a true and correct copy of* Certificate of Amendment of Certificate of Incorporation of the "BUTTE HIGHLANDS MINING COMPANY", as received and filed in this office the twenty-seventh day of March, A. D. 1937, at 9 o'clock A. M.

**In Testimony Whereof,** *I have hereunto set my hand and official seal at Dover this* __twenty-seventh__ *day of* __March__ *in the year of our Lord one thousand nine hundred and* __thirty-seven__.



_____
*Secretary of State*

# CERTIFIED COPY

OF

## CERTIFICATE OF AMENDMENT

TO

## CERTIFICATE OF INCORPORATION

OF

BUTTE HIGHLANDS MINING COMPANY

---

Exhibit 3.3

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BUTTE HIGHLANDS MINING COMPANY

Pursuant to the provisions of the Delaware General Corporation Law, the following Articles of Amended and Restated Articles of Incorporation are submitted for filing.

## ARTICLE I

### Name of Corporation

The name of this corporation is Butte Highlands Mining Company.

## ARTICLE II

### Duration

This corporation's duration shall be perpetual.

## ARTICLE III

### Purpose

The purpose for which this corporation is organized and its powers are to (i) acquire, own and develop mining properties, and (ii) in general, carry on any lawful business for which corporations may be incorporated under the laws of the State of Delaware, and which this corporation may deem proper or convenient, or which may be calculated to promote directly or indirectly the interests of this corporation or to enhance the value of its property or business, even though such business may not be included in the purposes and powers expressed, and to exercise all of the powers conferred by the laws of the State of Delaware under which this corporation is formed, as such laws are now in effect or as they may be amended at any time in the future.

## ARTICLE IV

### Registered Office and Registered Agent

The address of the registered office of this corporation is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

## ARTICLE V

### Authorized Shares

The total number of shares of all classes of stock which this corporation shall have authority to issue is 25,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of which 23,292,907 shares shall be designated Class A Common Stock and 1,707,093 shares shall be designated Class B Common Stock.

The designations, relative rights, preferences and limitations of the shares of Class A Common Stock and Class B Common Stock are as follows:

Class A Common Stock:

Voting. The holders of Class A Common Stock shall at all times vote as one class, with each holder of record entitled to one vote for each share held. A holder of shares of Class A Common Stock shall not be entitled as a matter of right to cumulate its votes.

Dividends. Each issued and outstanding share of Class A Common Stock shall entitle the holder thereof to receive dividends (whether payable in cash, stock or otherwise), when, as and if declared by the board of directors of this corporation out of funds legally available therefore.

Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of this corporation, whether voluntary or involuntary, each issued and outstanding share of Class A Common Stock shall entitle the holder of record thereof to receive ratably and equally all the assets and funds of this corporation available for distribution to its stockholders, whether from capital or surplus.

Merger, Consolidation, Etc. Upon the merger or consolidation of this corporation (in a merger or consolidation in which stockholders of this corporation receive cash or securities of any other person or entity upon such merger or consolidation), or upon the sale or other disposition of all or substantially all of the properties and assets of this corporation as an entirety to any person or entity, the aggregate consideration therefore payable to the stockholders of this corporation, if any, shall be distributed as if such merger, consolidation, sale or other disposition were a distribution in liquidation, dissolution or winding up of the affairs of this corporation.

Preemptive Rights. A holder of shares of Class A Common Stock shall not be entitled as a matter of right to preemptive rights to acquire additional shares of capital stock of this corporation.

Class B Common Stock:

Voting. The holders of Class B Common Stock shall not be entitled to vote with respect to any matter submitted to the stockholders of this corporation for vote.

Dividends. Each issued and outstanding share of Class B Common Stock shall entitle the holder thereof to receive dividends (whether payable in cash, stock or otherwise), when, as and if declared by the board of directors of this corporation out of funds legally available therefore.

Liquidation, Dissolution, or Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of this corporation, whether voluntary or involuntary, each issued and outstanding share of Class B Common Stock shall entitle the holder of record thereof to receive ratably and equally all the assets and funds of this corporation available for distribution to its stockholders, whether from capital or surplus.

Merger, Consolidation, Etc. Upon the merger or consolidation of this corporation (in a merger or consolidation in which stockholders of this corporation receive cash or securities of any other person or entity upon such merger or consolidation), or upon the sale or other disposition of all or substantially all of the properties and assets of this corporation as an entirety to any person or entity, the aggregate consideration therefore payable to the stockholders of this corporation, if any, shall be distributed as if such merger, consolidation, sale or other disposition were a distribution in liquidation, dissolution or winding up of the affairs of this corporation.

Preemptive Rights. A holder of shares of Class B Common Stock shall not be entitled as a matter of right to preemptive rights to acquire additional shares of capital stock of this corporation.

## ARTICLE VI

### Directors

The number, qualifications, terms of office, manner of election, time and place of meetings, powers and duties of the directors of this corporation shall be prescribed by the Bylaws of this corporation, but the initial board of directors shall number three (3) who shall serve until the first meeting of shareholders or until their successors are elected and qualified.

The names and post office addresses of the initial directors are as follows:

| Name | Address |
|------|---------|
| Paul A. Hatfield | P.O. Box 323<br>Veradale, Washington 99037 |
| S. A. Robinson | 2212 Wabash Circle<br>Sparks, Nevada 89434 |
| D. M. Prater | P. O. Box 7407<br>Great Falls, Montana 59406 |

## ARTICLE VII

### Limitation on Liability of Directors
### and Indemnification

To the full extent that the Delaware General Corporation Law, as it exists hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this corporation shall not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article VII shall not limit or eliminate the liability of a director of this corporation for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law or for any transaction for which such director derived an improper personal benefit. Any amendment to or repeal of this Article VII shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

This corporation shall have the power to indemnify a director, officer, or former director or officer of this corporation, or any person who may have served at this corporation's request as a director or officer of another corporation, against expenses actually and reasonably incurred by such person in connection with the defense of any action, suit or proceeding, civil or criminal, in which he or she becomes a party by reason of being or having been such director or officer, to the full extent permitted by the Delaware General Corporation Law and this corporation's Bylaws, as the same exist or may hereafter be amended.

This corporation, to the full extent permitted by the Delaware General Corporation Law and this corporation's Bylaws, as the same exist or may hereafter be amended, also shall have the power to enter into an agreement to advance expenses and litigation costs of any director or former director, without making any determination of the director's good faith or reasonable beliefs with regard to the lawfulness of his or her activity. The indemnification so authorized

shall not protect or purport to protect any director against liability to this corporation or to its stockholders to which he or she otherwise would be subject by reason of intentional misconduct, a knowing violation of the law or in connection with any transaction with respect to which it is finally adjudged that such director personally received a benefit in money, property or services to which that director was not legally entitled. The indemnification so authorized shall continue in effect as it relates to all acts or omissions committed while the director held his or her position, notwithstanding his or her subsequent resignation or removal from that position, and the indemnification shall inure to the benefit of the heirs, executors and administrators of that person or his or her estate.

## ARTICLE VIII

### Bylaws

The board of directors shall have full power to adopt, alter, amend or repeal the Bylaws of this corporation or adopt new Bylaws, subject to repeal or change by action of the stockholders. Nothing herein shall deny the concurrent power of the stockholders to alter, amend, or repeal the Bylaws or adopt new Bylaws.

## ARTICLE IX

### Transactions With Interested Parties

This corporation may enter into contracts and otherwise transact business as vendor, purchaser or otherwise with its directors, officers and stockholders and with corporations, associations, firms and entities in which they are, may be or may become interested as directors, officers, stockholders, members or otherwise, as freely as though such adverse interests did not exist, even though the vote, action or presence of such director, officer or stockholder may be necessary to obligate the corporation upon such contracts or transactions; and in the absence of fraud, no such contract or transaction shall be voided and no such director, officer or stockholder shall be held liable to account to this corporation by reason of such adverse interest or by reason of any fiduciary relationship to this corporation arising out of such office or stock ownership for any profit or benefit realized by him though any such contract or transaction; provided that in the case of directors and officers of this corporation (but not in the case of stockholders who are not directors or officers), the nature of the interest of such director or officer, though not necessarily the details or extent thereof, be disclosed or known to the board of directors of this corporation at the meeting thereof at which such contract or transaction is authorized or confirmed. A general notice that a director or officer of this corporation is interested in any corporation, association, firm or entity shall be sufficient disclosure as to such director or officer with respect to all contracts and transactions with that corporation, association, firm or entity.

# ARTICLE X

## Amendment to Articles

This corporation reserves the right to amend, alter, change or repeal any provisions contained in its Articles of Incorporation in any manner now or hereafter prescribed or permitted by statute. All rights of stockholders of this corporation are granted subject to this reservation.

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation were signed in duplicate on behalf of this corporation by the undersigned, its duly authorized officer, this 2nd day of October , 1996.

BUTTE HIGHLANDS MINING COMPANY

By:

Paul A. Hatfield, its president

Exhibit 3.4

# BY - LAWS

## OF

## BUTTE HIGHLANDS MINING COMPANY

TITLE        LOCATION        CORPORATE SEAL

FIRST. The title of this corporation is BUTTE HIGHLANDS MINING COMPANY.

SECOND. The principal office of the corporation in Delaware shall be in Wilmington and the resident agent in charge thereof shall be CORPORATION SERVICE COMPANY, 900 Market Street.

The corporation may also have an office and keep its books and records (except the original or duplicate stock ledger) in the City of Butte, State of Montana, and at such other places as the board of directors may from time to time designate.

THIRD. The corporate seal shall be circular in form and have inscribed thereon the name of the corporation, the year of its incorporation(1929) and the words "Incorporated Delaware".

## MEETINGS OF STOCKHOLDERS

FOURTH. All meetings of stockholders shall
be held at the office of the corporation in the City
of Butte, State of Montana.

The annual meeting of stockholders shall be
held on the first day in May in each year, (if that
day fall on a legal holiday then on the next day
following), at two o'clock in the afternoon, at which
meeting they shall elect by ballot, by plurality vote,
a board of directors. Each stockholder shall be entitled
to one vote in person or by proxy for each share of
stock entitled to vote standing registered in his name
more than twenty days before such election.

No change of the time or place of a meeting for
the election of directors, as fixed by the by-laws, shall
be made within sixty days next before the day on which
such election is to be held. In case of any change in
such time or place for such election of directors, notice
thereof shall be given to each stockholder in person, or
by letter, mailed to his last known post office address,
at least twenty days before the election is held.

A complete list of stockholders entitled to vote, arranged in alphabetical order, shall be prepared by the secretary and shall be open to the examination of any stockholder at the place of election, for ten days prior thereto, and during the whole time of election.

Special meetings of the stockholders may be called by the president, and shall be called on the request in writing or by a vote of a majority of the board of directors or on demand in writing of stockholders of record owning a majority in amount of the capital stock outstanding and entitled to vote.

Notice of all meetings shall be mailed by the secretary to each stockholder of record, at his or her last known post-office address, for annual meetings ten days and for special meetings twenty days prior thereto.

A majority in amount of the stock outstanding and entitled to vote shall constitute a quorum.

### DIRECTORS

FIFTH. The property and business of the corporation shall be managed and controlled by its board of directors, three in number.

The directors shall hold office until the next annual election and until their successors are elected and qualified. They shall be elected by the stockholders, except that if there be a vacancy in the board by reason of death, resignation or otherwise, such vacancy shall be filled for the unexpired term by the remaining directors by majority vote.

The board of directors may at any time, by amendment of the by-laws, increase the number of its members and may elect such additional directors, who shall hold office until the next annual meeting of the stockholders and until their successors are elected and qualified.

POWERS OF THE DIRECTORS

SIXTH. The board of directors shall have, in addition to such powers as are hereinafter expressly conferred on it, all such powers as may be exercised by the corporation, subject to the provisions of the statute, the certificate of incorporation and the by-laws, subject also to regulations which may be from time to time made by the stockholders.

To determine by whom and in what manner the corporation's bills, notes, receipts, acceptances, endorsements, checks, releases, contracts or other documents shall be signed.

To delegate any of its powers to any committee, officer or agent and to grant the power to sub-delegate.

## MEETINGS OF DIRECTORS

SEVENTH. After each annual election of directors, the newly elected directors may meet for the purpose of organization, the election of officers, and the transaction of other business, at such place and time as shall be fixed by the stockholders at the annual meeting, and if a majority of the directors be present at such place and time, no prior notice of such meeting shall be required to be given to the directors. The place and time of such first meeting may also be fixed by written consent of the directors.

Regular meetings of the directors shall be held on the first day of May in each year at 4 P. M., at the office of the corporation in Butte, Montana, or elsewhere and at other times as may be fixed by resolution

of the board. No notice of regular meetings shall be required.

Special meetings may be called by the president on two days' notice in writing or on one day's notice by telegraph to each director and shall be called by the president in like manner on the written request of two directors.

Special meetings of the board may be held within or without the State of Delaware at such place as is indicated in the notice of waiver of notice thereof.

A majority of directors shall constitute a quorum, but a smaller number may adjourn from time to time, without further notice, until a quorum is secured.

ORDER OF BUSINESS, DIRECTORS' MEETING

EIGHTH. 1-Reading of minutes of previous meeting.
2-Reports of officers.
3-Reports of committees.
4-Unfinished business.
5-Miscellaneous business.
6-New business.

# EXECUTIVE COMMITTEE

NINTH. The board of directors may appoint
an executive committee of three directors.

The executive committee shall not have
authority to alter or amend the by-laws but shall
exercise all other powers of the board of directors
between the meetings of said board, except the
power to fill vacancies in their own membership,
which vacancies shall be filled by the board of directors.

The executive committee shall meet at stated
times or on notice to all by any of their own number.
It shall fix its own rules of procedure. A majority
shall constitute a quorum but the affirmative vote of
a majority of the whole committee shall be necessary
in every case.

The executive committee shall keep regular
minutes of its proceedings and report the same to the
board of directors.

## OTHER COMMITTEES

TENTH. From time to time the board may
appoint from their own number, any other committee
or committees for any purpose, which shall have such
powers as shall be specified in the resolution of ap-
pointment.

## COMPENSATION OF DIRECTORS AND MEMBERS OF COMMITTEES

ELEVENTH. Directors and members of standing
committees shall receive such compensation for attendance
at each regular or special meeting as the board shall
from time to time prescribe.

## OFFICERS OF THE CORPORATION

TWELFTH. The officers of the corporation
shall be president, one or more vice-presidents, secretary, treasurer, counsel and such other officers as
may from time to time be elected or appointed by the
board of directors.

One person may hold the offices of secretary
and treasurer or vice-president and treasurer or vice-
president and secretary, but not the offices of vice-
president, secretary and treasurer.

## OFFICERS, HOW CHOSEN

THIRTEENTH. The board of directors shall elect from their own number a president and one or more vice-presidents, who shall hold office until next annual meeting and until their successors are elected and qualified. They shall also appoint a secretary, treasurer and counsel to serve during the pleasure of the board.

## DUTIES OF THE PRESIDENT

FOURTEENTH. The president shall be the chief executive officer of the corporation. It shall be his duty to preside at all meetings of the stockholders and directors; to have general and active management of the business of the corporation, to see that all orders and resolutions of the board of directors are carried into effect; to execute all contracts and agreements authorized by the board; to keep the seal of the corporation and when authorized by the board or the executive committee, to sign and to affix the seal of the corporation to any instrument requiring the same, which seal shall be attested by the signature of the secretary or the treasurer.

He shall have the general supervision and direction of the other officers of the corporation and shall see that their duties are properly performed.

He shall submit a report of the operations of the corporation for the year to the directors at their meeting next preceding the annual meeting of the stockholders and to the stockholders at their annual meeting.

He shall be ex-officio a member of all standing committees and shall have the general duties and powers of supervision and management usually vested in the office of president of a corporation.

## VICE-PRESIDENT

FIFTEENTH. The vice-president shall be vested with all the powers and required to perform all the duties of the president in his absence or disability and he shall perform such other duties as may be prescribed by the board of directors.

## PRESIDENT PRO TEM

SIXTEENTH. In the absence or disability of both the president and vice-president, the board may appoint a president pro tem.

## SECRETARY

SEVENTEENTH. The secretary shall be sworn
to the faithful discharge of his duty. He shall be
secretary of and shall attend all meetings of the
corporation, the board of directors, the executive
committee and standing committees. He shall act as
clerk thereof and shall record all of the proceedings
of such meetings in a book kept for that purpose.
He shall give proper notice of meetings of stockholders and directors and shall perform such other
duties as shall be assigned to him.

## TREASURER

EIGHTEENTH. The treasurer shall have custody
of the funds and securities of the corporation and
shall keep full and accurate accounts of receipts and
disbursements in books belonging to the corporation
and shall deposit all moneys and other valuable effects
in the name and to the credit of the corporation in
such depositories as may be designated by the board
of directors.

He shall disburse the funds of the corporation

as may be ordered by the board, executive committee
or president, taking proper vouchers for such disbursements, and shall render to the president and directors
at the regular meetings of the board, or whenever they
may require it, an account of all his transactions as
treasurer and of the financial condition of the corporation, and at the regular meeting of the board next
preceding the annual stockholders meeting, a like report
for the preceding year.

He shall keep an account of stock registered
and transferred in such manner and subject to such
regulations as the board of directors may prescribe.

He shall give the corporation a bond, if required by the board of directors, in such sum and in
form and with security satisfactory to the board of
directors for the faithful performance of the duties
of his office and the restoration to the corporation,
in case of his death, resignation or removal from
office, of all books, papers, vouchers, money and
other property of whatever kind in his possession,
belonging to the corporation. He shall perform such
other duties as the board of directors or executive committee may from time to time prescribe or require.

## COUNSEL

NINETEENTH. The counsel shall be the legal adviser of the corporation and shall receive such salary for his services as the board of directors may fix.

## DUTIES OF OFFICERS MAY BE DELEGATED

TWENTIETH. In case of the absence or disability of any officer of the corporation or for any other reason deemed sufficient by a majority of the board, the board of directors may delegate his powers or duties to any other officer or to any director for the time being.

## REMOVAL OF OFFICERS

TWENTY-FIRST. Officers of the corporation shall not be removed from office during their terms or office, except for cause, nor shall their terms of office be diminished during their tenure.

## TRANSFER OF STOCK

TWENTY-SECOND. All transfers of stock of the corporation shall be made upon its books by the holder of the shares in person or by his legal

representative, upon surrender of certificates of
stock for cancellation. No transfer of stock shall be
made within ten days next preceding the day appointed
for paying a dividend.  The board of directors may close
the transfer books for a period not exceeding forty days
preceding annual or special meeting of the stockholders.

The corporation shall be entitled to treat the
holder of record of any share or shares of stock as the
holder in fact thereof and accordingly shall not be bound
to recognize any equitable or other claim to or interest
in such share on the part of any other person whether or
not it shall have express or other notice thereof, save
as expressly provided by the laws of Delaware.

## CERTIFICATES OF STOCK

TWENTY-THIRD.  Certificates of stock shall be
signed by the president or vice-president and either
the treasurer, assistant treasurer, secretary or
assistant secretary. If a certificate of stock be lost
or destroyed, another may be issued in its stead upon
proof of such loss or destruction and the giving of a
satisfactory bond of indemnity, not exceeding in amount
double the value of the stock.

## FISCAL YEAR

TWENTY-FOURTH. The fiscal year of the corporation shall begin on the first day in January in each year.

## DIVIDENDS

TWENTY-FIFTH. Dividends upon the capital stock may be declared by the board of directors at any regular or special meeting. Before paying any dividend or making any distribution of profits, there may be set aside out of the net profits of the corporation such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interests of the corporation.

## CHECKS FOR MONEY

TWENTY-SIXTH. All checks, drafts or orders for the payment of money shall be signed by the treasurer or by such other officer or officers as the board of

directors may from time to time designate. No check
shall be signed in blank.

## BOOKS AND RECORDS

TWENTY-SEVENTH. The books, accounts and
records of the corporation shall be open to inspection
by the stockholders at such times and subject to such
regulations as the board of directors may prescribe.

## NOTICES

TWENTY-EIGHTH. Notice required to be given
under the provisions of these by-laws to any director,
officer or stockholder, shall not be construed to
mean personal notice, but may be given in writing by
depositing the same in a post-office or letter-box,
in a post-paid sealed wrapper, addressed to such
stockholder, officer or director at such address as
appears on the books of the corporation, and such
notice shall be deemed to be given at the time when the
same shall be thus mailed.

## WAIVER OF NOTICE

TWENTY-NINTH. Any stockholder, officer or
director may waive, in writing, any notice required to

be given under these by-laws, whether before or after the time stated therein.

## PROXIES

THIRTIETH. Proxies shall be in writing signed by a stockholder.

## AMENDMENTS OF BY-LAWS

THIRTY-FIRST. These by-laws may be amended, altered, repealed or added to at any regular meeting of the stockholders or board of directors or at any special meeting called for that purpose, by affirmative vote of a majority of the stock issued and outstanding and entitled to vote or by a majority of the whole authorized number of directors, as the case may be.